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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

5-82293

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Alexis Nihon Real Estate Investment Trust

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English)

Quebec, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

Cominar Real Estate Investment Trust

(Name of Person(s) Furnishing Form)

Units of Alexis Nihon Real Estate Investment Trust

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Scott M. Tayne, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Received Notices and Communications on Behalf of Subject Company

December 22, 2006

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Document Number	Description
1.	Cash Offer, Offering Circular of Cominar Real Estate Investment Trust ("Cominar"), Offering Circular of Trustees of Alexis Nihon Real Estate Trust ("Alexis Nihon") and Notice of Meeting and Information Circular of Alexis Nihon, all dated December 20, 2006*
2.	Letter of Transmittal for Units of Alexis Nihon*
3.	Letter dated December 20, 2006, from Cominar and Alexis Nihon*

(b) Not Applicable

* Previously furnished to the Securities and Exchange Commission with Form CB submitted on December 26, 2006.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the offering document described in Part I Item 1(a)(1), above.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

(1) (a) News release dated December 4, 2006, by Cominar and Alexis Nihon*

(b) Combination Agreement dated December 3, 2006, between Cominar and Alexis Nihon*

(c) Early Warning Report of Cominar dated December 6, 200*

(d) Report of Cominar under Section 189.1.3 of the Securities Act (Quebec) dated December 22, 2006*

(e) News release dated December 22, 2006, by Cominar and Alexis Nihon*

(f) Amendment to the Combination Agreement between Cominar and Alexis Nihon dated December 20, 2006*

(2) (a) the annual information form of Cominar dated March 31, 2006*

(b) the audited annual financial statements, together with the accompanying report of the auditors, for the fiscal years ended December 31, 2004 and 2005 of Cominar*

(c) the unaudited interim financial statements of Cominar for the period ended September 30, 2006*

(d) management's discussion and analysis of financial condition and results of operations of Cominar for the fiscal year ended December 31, 2005*

(e) management's discussion and analysis of financial condition and results of operations of Cominar for the period ended September 30, 2006*

(f) the material change report of Cominar dated December 6, 2006 related to the Cash Offer and the Exchange*

(g) the annual information form of Alexis Nihon dated March 29, 2006*

(h) the audited annual financial statements of Alexis Nihon for the fiscal years ended December 31, 2004 and 2005, including the auditor's reports thereon*

(i) the unaudited interim financial statements of Alexis Nihon for the period ended September 30, 2006*

(j) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the fiscal year ended December 31, 2005*

(k) management's discussion and analysis of financial conditions and results of operations of Alexis Nihon for the period ended September 30, 2006*

(l) the material change reports of Alexis Nihon dated December 6, 2006 (relating to the Cash Offer and the Exchange) and December 8, 2006, (relating to the appointment of Robert A. Nihon as Executive Chairman of Alexis Nihon and the resignation of Senator Paul J. Massicotte as an Alexis Nihon Trustee and as Chief Executive Officer of Alexis Nihon)*

(m) the material change report of Cominar dated December 29, 2006 (relating to the mailing of the offering documentation).

(3) Not Applicable

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* Previously furnished to the Securities and Exchange Commission with Form CB submitted on December 26, 2006.

PART III – CONSENT TO SERVICE OF PROCESS

A Form F-X was filed by Cominar Real Estate Investment Trust with the Securities and Exchange Commission concurrently with the furnishing of Form CB on December 26, 2006.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMINAR REAL ESTATE INVESTMENT TRUST

By: ______________________

Name:

Title:

Date: December 29, 2006

Mtl#: 1474778.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Cominar Real Estate Investment Trust ("Cominar")
455 rue Marais
Vanier, Québec
G1M 3A2

Item 2 Date of Material Change

December 22, 2006

Item 3 News Release

A press release was disseminated by CCNMatthews and CNW Telbec on December 22, 2006 from Montreal, Québec and Quebec City, Québec.

Item 4 Summary of Material Change

Cominar has announced that Cominar's cash take-over bid offer and information circular as well as Alexis Nihon's Trustees' circular and information circular had been mailed on December 22, 2006 to all holders of record of units of Alexis Nihon Real Estate Investment Trust ("Alexis Nihon") as at such date. Cominar also executed an amendment to the Combination Agreement with Alexis Nihon which has been filed on www.Sedar.com.

Item 5 Full Description of Material Change

Cominar's cash take-over bid offer and information circular as well as Alexis Nihon's Trustees' circular and information circular have been mailed to all holders of record of units of Alexis Nihon as at December 22, 2006.

Under the terms of the proposed transaction announced on December 4, 2006 and pursuant to the Combination Agreement, as amended on December 20, 2006, Cominar will acquire all of the issued and outstanding units of Alexis Nihon. For each Alexis Nihon unit held, Alexis Nihon unitholders may elect to receive either: (i) $17.00 in cash, subject to proration as described below under a cash take-over bid; or (ii) 0.77 of a Cominar unit under an exchange, subject to proration as described below. There will be a maximum cash amount of $127.5 million (the "Cash Amount") and a maximum of 17,284,777 Cominar units (including in respect of Alexis Nihon units issuable upon the conversion of Alexis Nihon convertible debentures and on the assumption that all such debentures will be converted prior to closing) (the "Unit Amount"). If more than the Cash Amount is elected, then the cash will be prorated. If more than the Unit Amount is elected, then the units will be prorated. The $17.00 of cash consideration represents a 19.4% premium over the 20-day volume weighted average price of the Alexis Nihon units to December 1, 2006, the last business day prior to the announcement of the transaction. Alexis Nihon unitholders may elect to sell their units on a taxable basis or have their units exchanged on a tax deferred basis.

The Alexis Nihon board has unanimously recommended that all Alexis Nihon unitholders vote in favour of the exchange resolution described in the Alexis Nihon information circular and that those Alexis Nihon unitholders who wish to sell their Alexis Nihon units for cash on a taxable basis for Canadian income tax purposes (subject to pro-ration, if applicable) should accept and tender their units to the cash offer component of the proposed transaction.

Robert A. Nihon has declared to the Board of Trustees of Alexis Nihon that he and entities controlled by him, directly and indirectly, owning approximately 16.3% of Alexis Nihon's issued and outstanding units as at December 3, 2006, have entered into a lock-up agreement supporting the transaction and, therefore, abstained from voting.

Alexis Nihon's Board of Trustees has received opinions from its financial advisor CIBC World Markets that, subject to the assumptions, limitations and qualifications contained therein, the consideration offered under the transaction is fair, from a financial point of view, to the unitholders of Alexis Nihon. National Bank Financial Inc. is acting as financial advisor to Cominar and as soliciting dealer/dealer manager in connection with the solicitation of proxies. Davies Ward Phillips and Vineberg LLP is acting as legal counsel to Cominar and Fasken Martineau Dumoulin LLP is acting as legal counsel to Alexis Nihon.

The transaction will be subject to the approval of two-thirds of Alexis Nihon unitholders voting at a special meeting of Alexis Nihon unitholders to take place on January 29, 2007. Holders of record of units of Alexis Nihon as at December 20, 2006 will be entitled to vote at the meeting. In addition to the approval of Alexis Nihon's unitholders, the transaction is subject to regulatory approvals, required consents and other customary closing conditions.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 Omitted Information

N/A

Item 8 Executive Officer

For further information, please contact Mr. Michel Dallaire, President and Chief Executive Officer, Cominar Real Estate Investment Trust at (418) 681-8151.

Item 9 Date of Report

December 29, 2006